February 3, 2014

Deborah O’Neal-Johnson, Esquire
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price GNMA Fund (“Registrant” or “GNMA Fund”)

 Files Nos.: 033-01041/811-4441

Dear Ms. O`Neal-Johnson:

The following is in response to oral comments received from you and Laura Hatch on January 30, 2014, regarding the filing of a registration statement on Form N-14 for the above-referenced Registrant. The registration statement was filed on January 3, 2014, and described the proposed reorganization of the T. Rowe Price Summit GNMA Fund (“Summit GNMA Fund”) into the GNMA Fund. Your and Ms. Hatch’s comments and our responses to them are set forth below.

Comment:

Pursuant to Rule 14a-16(d)(1) under the Securities Exchange Act of 1934, the proxy ballot must include a prominent legend in bold-face type that states “Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on [insert meeting date].”

Response:

In our next filing, the proxy ballot will include the following sentence in bold: “Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Shareholders of the Fund to be held on April 30, 2014.”

Comment:

Page 18 of the proxy contains the following disclosure: “From late 2010 through the present, the current total expense ratio of the GNMA Fund has fluctuated between 0.59% and 0.61%, which is nearly identical to the all-inclusive fee rate of 0.60% for the Summit GNMA Fund.”

Consider briefly explaining the difference between the funds’ total expense ratios.

Response:

Since shareholders may not realize that the all-inclusive fee rate for the Summit GNMA Fund is its expense ratio, we intend to revise the disclosure as follows:

From late 2010 through the present, the total expense ratio of the GNMA Fund has fluctuated between 0.59% and 0.61%, which is nearly identical to the current total expense ratio of 0.60% for the Summit GNMA Fund.

Comment:

Confirm to the staff that the expenses of the reorganization, as well as any other data that was missing from the initial filing, will be completed as part of the Registrant’s filing pursuant to Rule 497 under the Securities Act of 1933.

Response:

The expenses of the reorganization, as well as any other data that was missing from the initial filing, will be completed and included in the filing pursuant to Rule 497.

Comment:

Page 23 of the proxy contains the following disclosure: “It is anticipated that at the date of the reorganization, both the Summit GNMA Fund and the GNMA Fund may have tax basis net capital losses available to offset future tax basis net capital gains.”

You should disclose in the proxy statement the amount of each fund’s capital loss carry forward as of its most recent fiscal year-end and disclose whether there are any expected limitations on the future use of these carry forwards.

Response:

We intend to revise the disclosure as follows:

Based on the information available at the time of this proxy statement, it is anticipated that at the date of the reorganization, any tax basis net realized capital losses of the Summit GNMA Fund can be carried forward indefinitely to the GNMA Fund, although there are certain limitations under the Code as to the amount that can be used each year by the combined fund to offset future tax basis net realized capital gains. In addition, based on the information available at the time of this proxy statement, it is anticipated that any tax basis net realized capital losses of the GNMA Fund can be carried forward indefinitely without annual limitation as to the amount that can be used to offset future tax basis net realized capital gains of the combined fund. As of October 31, 2013, the Summit GNMA Fund had tax basis capital loss carry forwards of approximately $5,537,000, and, as of May 31, 2013, the GNMA Fund had tax basis capital loss carry forwards of approximately $15,963,000.

Comment:

Provide the staff with the North America Securities Trust (NAST) analysis relating to which fund should serve as the accounting survivor.

Response:

We have concluded, in the proposed merger of the Summit GNMA and GNMA Funds, that the GNMA Fund should be the accounting/performance survivor. The GNMA Fund is the significantly larger of the two funds and no changes to its current management, investment program, expenses, or capital structure are expected as a result of the merger. The since-inception performance of the two funds differs by less than 1%; thus, the merger is not an attempt to eliminate a poor performance record. In evaluating the accounting survivor, the following factors, among others, were considered.

Portfolio Management. Both funds currently have the same portfolio manager and Investment Advisory Committee. Following the merger, the combined fund will follow the GNMA Fund’s management structure.

Portfolio Composition. Both funds follow a nearly identical investment program. The two funds’ portfolios are substantially similar; as of January 31, 2013, approximately 98% of holdings are similar in security type and approximately 52% are the exact same security. Following the merger, the combined fund will follow the current investment program for the GNMA Fund.

Investment Objectives, Policies and Restrictions. As stated above, the investment objectives of the two funds are substantially similar and the principal investment strategies are nearly identical. Following the merger, the combined fund will follow the current investment objective, investment strategies, investment policies and restrictions for the GNMA Fund, and it is anticipated that the combined fund will continue to be classified in the “GNMA” category by Lipper. The $25,000 minimum initial investment restriction imposed by the Summit GNMA Fund will not be carried over to the combined fund.

Expense Structures and Expense Ratios. The Summit GNMA Fund pays an all-inclusive management fee of 0.60%, which is nearly the same as the total expense ratio for the GNMA Fund (which has fluctuated between 0.59% and 0.61% over the past three years). The GNMA Fund’s expense structure will remain in place for the combined fund.

Asset Size. The GNMA Fund has significantly more net assets than the Summit GNMA Fund. As of December 31, 2013, the GNMA Fund’s net assets were approximately $1,500 million and the Summit GNMA Fund’s net assets were approximately $140 million.

Comment:

On page 27, the Financial Highlights table for the GNMA Fund should include a column for the “6 Months Ended 11/30/13.”

Response:

This column will be included in the definitive proxy.

Comment:

On page 32, the average annual total returns for the benchmarks, other than the Lipper indexes, should include a parenthetical which states that the index reflects no deduction for fees, expenses, or taxes.

Response:

This disclosure will be included in the definitive proxy.

Comment:

On page 56, the November 30, 2013 semiannual report for the GNMA Fund should also be incorporated by reference.

Response:

Disclosure will be added that incorporates by reference into the SAI the November 30, 2013 semiannual report for the GNMA Fund.

Please feel free to contact the undersigned at (410) 345-6646, or in my absence, Darrell N. Braman at (410) 345-2013, if you have any questions or further comments.

Sincerely,

/s/Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Registrant may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price GNMA Fund